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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9
          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                            Telocity Delaware, Inc.
                            -----------------------
                           (Name of Subject Company)

                            Telocity Delaware, Inc.
                            -----------------------
                       (Name of Person Filing Statement)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                     87971D
                     (CUSIP Number of Class of Securities)

                                  Edward Hayes
                                  ------------
                           Executive Vice President,
                            Chief Financial Officer
                            Telocity Delaware, Inc.
                            10355 North DeAnza Blvd.
                          Cupertino, California 95014
                                 (408) 863-6600

 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                 With Copies to

                            Diane Holt Frankle, Esq.
                        Gray Cary Ware & Friedenrich LLP
                              400 Hamilton Avenue
                        Palo Alto, California 94301-1825
                                 (650) 833-2000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Preliminary communication filed as part of this Schedule.

1. Press Release, dated January 25, 2001, reporting revenues for the fourth quarter and year-ended December 31, 2000.

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Telocity Contacts:

Bill Chandler                             Lynne Farris
Director of Corporate Communications      Director of Investor Relations
(408) 863-5983                            (408) 863-6643


         TELOCITY REVENUES INCREASE 63% SEQUENTIALLY IN FOURTH QUARTER
                  Subscriber Base Reaches Approximately 48,000

CUPERTINO, Calif. (January 25, 2001) -- Telocity (Nasdaq NM: TLCT), a leading provider of residential broadband services nationwide, today announced financial results for the fourth quarter and year-ended December 31, 2000.

For the fourth quarter, subscribers doubled to 47,911 from 23,494 in the third quarter ended September 30, 2000.

Revenues for the fourth quarter grew to $4.7 million from $2.9 million in the third quarter, which represents a 63% increase on a sequential basis.

For the year ended December 31, 2000, revenues increased to $9.4 million from $0.2 million for the year ended December 31, 1999. The company did not begin generating revenues until the third quarter of 1999.

"We are pleased that we were able to meet our subscriber growth and earnings targets during the quarter, despite significant challenges in the marketplace and uncertainties around our continued funding," said Patti Hart, Chief
Executive Officer of Telocity.   "Our hard work culminated last month with the
signing of a definitive agreement with HUGHES Electronics, wherein they agreed to acquire all the outstanding shares of Telocity for $180 million in cash, or $2.15 per share. Through this agreement, we believe that we can continue to build on our strengths and realize our mission of becoming the leading provider of lifestyle-enhancing broadband services to and throughout the home."


The loss before interest, taxes, depreciation, and amortization (EBITDA) was $(33.3) million in the fourth quarter, compared with an EBITDA loss of $(28.6) million for the third quarter of 2000. As anticipated, the company's operating expenses increased during the quarter, with cash-based marketing and sales expenses returning to levels previously associated with the company's growth.



Net loss for the fourth quarter ended December 31, 2000, excluding the amortization of stock-based compensation, was $(38.1) million, or $(0.50) per share, based on 77.0 million shares outstanding. On a sequential basis, this compares with a net loss, excluding amortization of stock-based compensation, of $(32.0) million, or $(0.42) per share, based on 75.5 million shares outstanding for the third quarter ended September 30, 2000.

As of December 31, 2000, the company reported a net installable backlog of 13,645, almost double the third quarter backlog of 7,234 subscribers.


At December 31, 2000, the company had cash and cash equivalents of $44.4 million.
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Telocity's Chief Financial Officer Ned Hayes said, "During the quarter, we were able to reach our subscriber target through organic growth, and we capitalized on certain, unique market conditions that enabled us to transition thousands of DSL customers from ailing ISPs relatively late in the quarter. These late-in-the-quarter subscriber additions provided upside to our subscriber growth, but provided no significant revenue benefit in the quarter. We obviously look forward to these revenue streams in future quarters.

"Further, given conditions in the capital markets today, we are also pleased with our ability to enter into a strategic acquisition agreement with HUGHES,"
added Mr. Hayes.   "In light of the volatility and uncertainty in the markets today, we believe the agreement is in the best interests of all our shareholders."

Following necessary regulatory approvals and satisfaction of customary conditions, HUGHES' offer to purchase all shares of Telocity common stock is expected to close at the beginning of the second calendar quarter. Following the closing of the tender offer, HUGHES will merge its wholly owned subsidiary with Telocity and remaining stockholders will receive the same consideration paid to stockholders who tendered their shares. Once the transaction is completed, Telocity is expected to help strengthen DIRECTV's ability to emerge as the first national provider of wire and wireless broadband access nationwide.

Telocity stockholders are advised to read the tender offer statement and the solicitation/recommendation statement regarding the acquisition referenced in this press release, which will be filed with the Securities and Exchange Commission upon the commencement of the tender offer. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. Telocity stockholders may obtain a free copy of the tender offer statement and the solicitation/recommendation statement when it is available and other documents filed by HUGHES and Telocity with the SEC at the SEC's Web site at www.sec.gov. The tender offer statement and the solicitation/recommendation statement and these other documents may also be obtained by Telocity stockholders without cost to them from Telocity.

        Telocity and the Telocity logo are trademarks of Telocity, Inc.
                    All other marks belong to their owners.

Quarterly Teleconference Information

Management will host a teleconference on Thursday, January 25, 2001 at 2:00 pm PST to discuss the company's fourth quarter and year 2000 financial results. A live webcast will also be available at www.telocity.net under the Investor
                                       ----------------
Relations section. For access to two-week telephone replay that begins at 7:00 pm PST, please dial 1-719-457-0820, passcode #419452. For additional information, please contact Lynne Farris, Director of Investor Relations, at 408.863.6643.

About Telocity

Telocity is a leading nationwide provider of integrated residential broadband services. Telocity improves today's dial-up, or narrowband, experience through faster and reliable services that enhance Internet surfing, shopping, and communications. Telocity intends to expand its broadband services to include value-added services such as firewall, multiple computer support, unified messaging and other voice services, on-line photo albums and home video. Telocity currently provides high-speed broadband services through digital subscriber line (DSL) technology. As Telocity expands its services, Telocity intends to choose the most reliable, flexible and cost- effective broadband access technologies (including DSL, cable, and wireless) available in each local market. Telocity's current broadband footprint covers
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over 140 major U.S. metropolitan statistical areas (MSAs) across the United
States. For more information, contact Telocity at phone 408-863-6600; fax 408-777-1451; www.telocity.net, or mail at 10355 N. DeAnza Blvd.; Cupertino, CA
              ----------------
95014.

Safe Harbor Statement

Investors are cautioned that statements that are not strictly historical constitute forward-looking statements, including, without limitation, statements regarding the expected acquisition of Telocity by HUGHES, statements regarding value-added services and the expectations therefor, current or future financial performance, management's plans and objectives for future operations, product plans and performance, management's assessment of market factors, and statements regarding the strategy and plans of Telocity and its strategic partners. In accordance with the Private Securities Litigation Reform Act of 1995, important factors that could cause Telocity's actual results to differ materially from those expressed or implied by such forward-looking statements include but are not limited to the pending acquisition of Telocity by HUGHES, the highly competitive and evolving nature of the broadband market, the availability of financing, the ability to satisfy the conditions to the tender offer and merger, the successful deployment of Telocity's rollout plans and strategies, customer demand for Telocity's services in target markets, the pricing environment for Telocity's basic and value-added services, and the success of the company's strategic relationships. Readers are encouraged to review Telocity's recent filings with the Securities and Exchange Commission, including Telocity's current quarterly report on Form 10-Q, Registration Statement on Form S-8, prospectus filed under Rule 428(b)(4), final amended Registration Statement on Form S-1, and its other filings with the Securities and Exchange Commission, copies of which may be accessed through the SEC's web site at http://www.sec.gov. Descriptions of risk factors are not intended to be complete.

                         [Financial Statements Follow]


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                           TELOCITY (DELAWARE), INC.
                             Financial Highlights

            (Dollars in thousands, except share and per share data)

                                                                  Three Months Ended                    Twelve Months Ended
                                                              12/31/00           9/30/00             12/31/00          9/30/00
Revenues                                                   $     4,659       $     2,851          $     9,352      $     4,822

Operating Expenses:
Network and products costs                                      10,064             8,228               29,090           22,705
Sales, general and administrative                               23,615            18,357               89,739           80,819
Research and Development                                         4,246             4,873               18,336           16,516
Amortization of stock based compensation                        14,572             6,607               26,665           14,172
Depreciation and amortization                                    5,477             4,811               15,592           11,115
  Total operating expenses                                      57,974            42,876              179,422          145,327
Loss from operations                                           (53,315)          (40,025)            (170,070)        (140,505)

Net interest income (expense)                                      636             1,379                2,794            1,470
Net loss                                                   $   (52,679)      $   (38,646)         $  (167,276)     $  (139,035)

Basic and diluted net loss per common share (1)                 $(0.68)           $(0.51)              $(2.79)          $(3.62)
Weighted average shares used in computing net loss
 per share                                                  76,983,273        75,529,306           60,079,659       43,127,459

Pro Forma Information:
Pro forma net loss (2)                                     $   (38,107)      $   (32,039)         $  (140,611)     $  (124,863)
Diluted pro forma net loss per share (3)                        $(0.50)           $(0.42)              $(1.94)          $(1.98)
Shares used in computing diluted pro forma net loss
 per share (3)                                              76,983,273        75,529,306           72,405,384       63,160,175

Other Data:
EBITDA (4)                                                 $   (33,266)      $   (28,607)         $  (127,813)     $  (115,218)

(1) Basic and diluted net loss per share is after taking effect of deemed dividend and accretion on mandatorily redeemable convertible preferred stock of $341,000 and $16,750,000 for the quarters ended March 31, 2000, and December 31, 1999, respectively.
(2) Pro forma net loss excludes the effect of the amortization of deferred stock compensation, deemed dividend and accretion on mandatorily redeemable convertible preferred stock.
(3) Diluted pro forma net loss per share, assumes the conversion of Telocity's preferred stock, which converted to common stock upon the closing of its initial public offering, as if the conversion occurred as of the beginning of the period or the date of issuance, if later.
(4) EBITDA is defined as earnings (losses) before interest, taxes, depreciation, amortization, non-cash stock based compensation and other non-operating income or expenses.
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
                                                           December 31         December 31
                                                               2000                1999
Selected Balance Sheet Data:
Cash and cash equivalents (A)                                $ 44,398            $ 66,978
Working capital                                                (2,159)             53,729
Net property and equipment                                     46,028              22,272
Total assets                                                  133,060             140,071
Current liabilities                                            52,923              20,275
Long-term obligations                                           7,124              12,058
Total stockholders' equity                                   $ 73,013            $107,738

(A) Cash and cash equivalents at December 31, 2000 includes restricted cash of $5,976,000.
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